EXHIBIT 22.1

LIST OF SUBSIDIARIES

Name	State or Other Jurisdiction of Organization

Angeion Europe Ltd.	England/Wales

Angeion GmbH	Germany

Medical Graphics Corporation	Minnesota

Medical Graphics GmbH	Germany

Medical Graphics FSC, Inc.	U. S. Virgin Islands